September 8, 2003

        Re: New Gingko Tender Offer to Acquire Information Resources, Inc.

Dear Information Resources, Inc. Stockholders:

        I am pleased to inform you that on September 7, 2003, Information Resources, Inc. ("IRI") entered into a new merger agreement with Gingko Corporation, and its wholly-owned subsidiary, Gingko Acquisition Corp. (together with Gingko Corporation, "Gingko"), pursuant to which Gingko is making a new offer to purchase all of the outstanding shares of IRI's common stock, together with the associated preferred share purchase rights, for $3.30 per share, net to the seller in cash, without interest, and one contingent value right certificate ("CVR Certificate") per share. Each CVR Certificate will represent the contractual right to receive an amount equal to a specified portion of the proceeds, if any, of IRI's antitrust lawsuit against The Dun & Bradstreet Corp., A.C. Nielsen Co. (now owned by VNU, N.V.), and IMS International, Inc. Gingko Corporation was formed by Symphony Technology II-A, L.P. and Tennenbaum Capital Partners, LLC.

        The new merger agreement changes Gingko's previous offer in three respects. First, the specified portion of any proceeds of the antitrust lawsuit that reflects the amount that will be payable to holders of CVR Certificates has been increased to 75% (from 60%) of any such proceeds in excess of $200 million. Accordingly, under the new Gingko offer, the holders of the CVR Certificates will be entitled to receive an amount equal to 60% of any antitrust lawsuit proceeds up to $200 million, plus an amount equal to 75% of any such litigation proceeds in excess of $200 million, in each case subject to certain adjustments, including taxes. Second, while the contingent value rights under Gingko's previous offer would have been non-transferable, the new offer provides that the CVR Certificates will be registered with the Securities and Exchange Commission and will be fully transferable, except that no transfer of a CVR Certificate may be made to any defendant adverse to IRI in the antitrust litigation or to any affiliate, associate or agent of that defendant and certain affiliates of Gingko are prohibited from, either individually or collectively, obtaining beneficial ownership of CVR Certificates equal to or greater than 15% of the CVR Certificates then outstanding. Finally, the new merger agreement provides for a reduction in the number of IRI shares required to be tendered and not withdrawn before the expiration of the new tender offer. Gingko and IRI have terminated the previous merger agreement in order to facilitate Gingko's new offer.

        The new tender offer is conditioned upon, among other things, a number of IRI shares being validly tendered and not withdrawn prior to the expiration date of the tender offer that, together with all other shares owned by Gingko, equals 16,000,000, or approximately 53%, of IRI's outstanding shares. The new tender offer will be followed by a merger of Gingko Acquisition Corp. with and into IRI, whereby all shares of IRI's common stock not purchased in the tender offer (other than those shares for which appraisal rights are validly exercised under Delaware law) will be converted into the right to receive $3.30 per share in cash, without interest, and one CVR Certificate per share.

        Your Board of Directors, by unanimous vote, (i) has determined that the transactions contemplated by the new merger agreement, including the new tender offer and the merger, are advisable and in the best interests of IRI and its stockholders, and are fair to IRI's stockholders, and

(ii) recommends that you accept Gingko's new tender offer and tender your shares pursuant to the tender offer. If the merger requires stockholder approval, the Board also recommends that IRI's stockholders vote to approve and adopt the new merger agreement and the merger.

        In arriving at its recommendation, the Board carefully considered a number of factors, as described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, including the oral opinion, subsequently confirmed in writing, of the Board's financial advisor, William Blair & Company, L.L.C., dated September 6, 2003, to the effect that, as of the date of the opinion, and subject to the qualifications and limitations as set forth therein, the consideration to be received by holders of IRI common stock pursuant to the new merger agreement is fair, from a financial point of view, to IRI's stockholders. A copy of William Blair's written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by William Blair, can be found in Annex A to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

        In accordance with the new merger agreement, Gingko has today commenced its new tender offer for all of IRI's outstanding shares of common stock. Enclosed for your consideration are copies of Gingko's new tender offer materials and IRI's new Solicitation/Recommendation Statement on Schedule 14D-9, which are being filed today with the Securities and Exchange Commission. We urge you to read both the Schedule 14D-9 and the related tender offer documents carefully before making a decision with respect to the tender offer.

Sincerely,

Joseph P. Durrett Chairman, Chief Executive Officer and President